March 22, 2010

Ms. Jaime John

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington DC 20549

Re:

GMV Wireless, Inc.

File No. 333-158184

SEC Comment letter dated March 18, 2010

Dear Ms. John:

On behalf of GMV Wireless, Inc., a Nevada corporation, (the "Company") the undersigned has received and reviewed your letter dated March 18, 2010 pertaining to the Form 8-K, Items 4.01 and 9.01 filed on March 16, 2010 with the Securities & Exchange Commission (the “Commission”).

With respect to same, please be advised as follows:

(1) We have updated our disclosure to specifically state that we did not have any of the specified conversations with our new auditor during the two most recent fiscal years and through the date of the filing of the report on Form 8-K.

(2) We have included an updated 16.1 letter from our former auditor.

In connection with the Company’s responding to the comments set forth in the March 2, 2010 letter, the Company acknowledges that:

•

The Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filing; and,

•

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

A copy of this letter and any related documents have also been filed via the EDGAR system. Thank you for your courtesies.

Thank you for your attention to this matter. Please do not hesitate to contact me directly with any questions.

Very truly yours,

/s/ Mark Simon

Mark Simon, CEO

cc:

Luis Carrillo (via email only)

Matt Manis (via email only)